UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  June 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date June 30, 2010	By /s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
PROGRESS OF THE IMPLEMENTATION OF THE ABSORPTION OF SHANGHAI AIRLINES THROUGH SHARE EXCHANGE

This announcement is made by the Company pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The absorption of Shanghai Airlines Co., Ltd (“Shanghai Airlines”) by China Eastern Airlines Corporation Limited (the “Company”) through share exchange (the “Absorption through Share Exchange”) has been approved by China Securities Regulatory Commission (“CSRC”). As the implementation of the Absorption through Share Exchange has not been completed, pursuant to the requirements under Provision 31 of the Administrative Rules on Material Asset Reorganization of Listed Companies (<<上市公司重大資產重組管理辦法>>), the progress of the implementation of the Absorption through Share Exchange is set out as follows:

The procedures for the settlement of assets and arrangement of personnel in relation to the Absorption through Share Exchange is still in process. Upon completion of the settlement of assets, Shanghai Airlines will be cancelled. To avoid competition, the first meeting of the sixth session of the board of directors of the Company has resolved to approve the transfer of 70% equity interest in Shanghai Aviation Catering Co., Ltd. ( 上海航空食品有限公司 ), 100% equity interest in Shanghai Aviation Import & Export Co., Ltd. ( 上海航空進出口有限公司 ) and 100% equity interest in Shanghai Aviation Advertising Service Co., ( 上海航空傳播有限公司 ) held by Shanghai Airlines and its subsidiaries to China Eastern Air Catering Investment Co., Ltd., Eastern Aviation Import & Export Co., Ltd. and Eastern Aviation Advertising Service Co., Ltd. respectively. As at the date of this announcement, no agreement has been entered into by the Company. The Company will comply with the relevant disclosure requirements as and when appropriate. For details please refer to the announcement of the Company published on the website of Shanghai Stock Exchange on 28 June 2010.

The Company will press on with the implementation of the Absorption through Share Exchange, perform the relevant procedures in accordance with relevant requirements and the reply from CSRC, and announce the progress of the implementation on a timely basis.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, People’s Republic of China
30 June 2010